PE
3-1-02

SEC 1815 (02/2001)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2001

Breakwater Resources Ltd.
(Translation of registrant's name into English)

95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BREAKWATER RESOURCES LTD.
(Registrant)

By: E. Ann Wilkinson
E. Ann Wilkinson
Corporate Secretary

Date: March 1, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

BREAKWATER RESOURCES LTD.
(Exact name of registrant as specified in its charter)

EXHIBITS

INDEX TO EXHIBITS

The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.

Number	Exhibit
1.	News release issued March 1, 2002.

EXHIBIT 1

BREAKWATER RESOURCES LTD.
95 Wellington Street West, Suite 2000
Toronto, Ont., M5J 2N7

Tel: (416) 363-4798
Fax: (416) 363-1315

NEWS RELEASE

Breakwater Announces Year-End Financial and Operating Results

March 1, 2002.....(TSE..BWR) Breakwater Resources Ltd. reported an audited consolidated net loss of $111.1 million in 2001 compared with a net loss of $8.7 million during the year 2000. The losses included non-cash write-downs of mineral properties and fixed assets of $70.3 million in 2001 and $27.1 million in 2000. As at December 31, 2001, the Company had working capital of $5.0 million and a deficit of $159.0 million.

Total minesite cash costs decreased by 10% to US$0.36 per pound of payable zinc for the year 2001 compared with US$0.40 for 2000. Production output was six per cent greater in 2001 than 2000 with the closure of the Langlois operation in late 2000 offset in 2001 by a full year's output from Bouchard-Hébert.

The year ended December 31, 2001 saw a continuation of record low prices for zinc in real terms. The price of zinc began the year at US$1018.50 per tonne (US$0.462 per pound) and fell to US$977 per tonne (US$0.443 per pound) at the end of the first quarter, US$870 per tonne (US$0.395 per pound) at the end of the second quarter, US$782 per tonne (US$0.355 per pound) at the end of the third quarter and US$750 per tonne (US$0.34 per pound) for the fourth quarter. These low prices put severe pressure on the liquidity of the Company necessitating a restructuring of its banking arrangements, which included a commitment to raise additional equity.

The Company reviewed its working capital requirements for the period ending December 31, 2002 based on an operating plan which assumes a modest recovery during the year in the price of zinc. Based on this assumption it is estimated that the successful completion of a $15.0 million rights offering together with the new term loan announced in November, 2001 will be sufficient to meet the Company's cash requirements until December 31, 2002. The Company's cash requirements are greatest in June 2002 when concentrate inventory at the Nanisivik mine is largest and lessen as the inventory is shipped in the latter half of 2002.

Attached hereto please find the audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations.

Should you require further information please contact:

C. K. Benner,
President and Chief Executive Officer
416-363-4798 Ext. 269
cbenner@breakwater.ca

E. Ann Wilkinson
Corporate Secretary
416-363-4798 Ext.277
awilkinson@breakwater.ca

Consolidated Statements of Operations and Deficit

For the Years Ended December 31, 2001, 2000 and 1999
(Expressed in thousands of Canadian dollars except share and per share amounts)

	2001	2000 restated	1999 restated
Sales Revenue			
Gross revenue	$ **301,760**	$ 300,027	$ 236,135
Treatment and marketing costs	**139,959**	133,439	105,440
Net revenue	**161,801**	166,588	130,695
Operating Costs			
Direct operating costs	**153,187**	105,561	90,453
Depreciation and depletion	**27,980**	22,777	17,145
Reclamation and closure costs	**4,126**	1,470	216
	185,293	129,808	107,814
(Loss) Contribution from Mining Activities	**(23,492)**	36,780	22,881
Other Expenses (Income)			
General and administrative	**7,481**	7,322	5,580
Interest and financing	**8,069**	7,719	4,001
Investment and other income	**(9,224)**	(4,892)	(342)
Foreign exchange loss (gain)	**4,597**	1,872	(896)
	10,923	12,021	8,343
(Loss) Earnings Before the Following:	**(34,415)**	24,759	14,538
Write-down of mineral properties and fixed assets	**70,281**	27,142	-
Other non-producing property costs	**3,176**	4,662	(155)
Foreign exchange hedging loss	**3,162**	-	-
Income and mining taxes	**24**	1,704	1,776
	76,643	33,508	1,621
Net (Loss) Earnings	**(111,058)**	(8,749)	12,917
Deficit - Beginning of Year	**(47,910)**	(39,161)	(51,407)
Consideration Paid on Termination of Share Options	**-**	**-**	**(671)**
Deficit - End of Year	**$ (158,968)**	$ (47,910)	$ (39,161)
(Loss) Earnings Per Share - Basic	**$ (1.20)**	$ (0.10)	**$** 0.17
Diluted Earnings Per Common Share	**$** N/A	$ N/A	$ 0.16
Weighted Average Number of Common Shares Outstanding	92,560,000	83,985,000	77,691,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Breakwater Resources Ltd. (the "Company") constitutes management's review of the factors that affected the Company's financial and operating performance in 2001 and factors reasonably expected to impact on future operations and results. The consolidated financial statements of the Company have been prepared using accounting principles applicable to a going concern, which assumes that the company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in the normal course of business. See Overview, Liquidity and Liquidity Risk discussion.

Overview

During the years ended December 31, 2001 and 2000, the Company incurred net losses of $111.1 million and $8.7 million, respectively. The losses included non-cash write-downs of mineral properties and fixed assets of $70.3 million in 2001 and $27.1 million in 2000. As at December 31, 2001, the Company had working capital of $5.0 million and a deficit of $159.0 million.

The year ended December 31, 2001 saw a continuation of record low prices for zinc in real terms. The price of zinc began the year at US$1018.50 per tonne (US$0.462 per pound) and fell to US$977 per tonne (US$0.443 per pound) at the end of the first quarter, US$870 per tonne (US$0.395 per pound) at the end of the second quarter, US$782 per tonne (US$0.355 per pound) at the end of the third quarter and more recently as low as US$742 per tonne (US$0.337 per pound). These low prices put severe pressure on the liquidity of the Company necessitating a restructuring of its banking arrangements, which included a commitment to raise additional equity.

The Company has reviewed its working capital requirements for the period ending December 31, 2002 based on operating plans believed to be achievable assuming a modest recovery in the price of zinc. Based on these assumptions and the estimated operating cash flow, capital expenditures and debt servicing requirements of the Company, it is estimated that the successful completion of a $15.0 million rights offering together with the new term loan announced in November, 2001 will be sufficient to meet the Company's cash requirements until December 31, 2002. The cash requirements of the Company are at their greatest in June 2002 when inventory at the Nanisivik mine is highest and lessen as the inventory is shipped in the latter half of 2002.

Although completion of the rights offering and the new term loan are expected to be sufficient to provide the required working capital to the end of 2002, the Company's credit facilities, including the new term loan, are required to be repaid or restructured by January 2, 2003. The Company believes that it will not be able to repay its debt under the Credit Facilities on maturity on January 2, 2003, unless the metal price recovery is stronger and sooner than expected. Accordingly, it will be necessary for the Company to negotiate the extension or restructuring of the Credit Facilities prior to their maturity.

In the fourth quarter of 2001, the Company changed its accounting policy for revenue recognition. Under the new policy, which has been adopted retroactively with the restatement of prior years, revenue is recognized following the transfer of title of metal concentrate and the determination of the final settlement price in accordance with the contractual arrangements with customers. Generally, the final settlement price is computed based upon the average quoted metal prices for a specified period of time, normally one to three months, subsequent to shipment to the customer. This should be kept in mind when reviewing this analysis and the consolidated financial statements. Previously, revenue was recognized when the ore was mined, processed and in a deliverable concentrate form.

The following table illustrates the sensitivity of earnings and cash flow to changes in metal prices and the US/Canadian dollar exchange rate based on production estimates for 2002.

(Cdn$000's)	Sensitivities
Zinc (US$0.01/pound)	5,404
Lead (US$0.01/pound)	351
Copper (US$0.01/pound)	176
Silver (US$0.10/ounce)	269
Gold (US$10.00/ounce)	232
Exchange rate (US$1.00/Cdn$)	379

Sensitivity to Smelter Treatment Charges

The Company sells zinc, lead and copper concentrates to smelters in various parts of the world including Europe, Asia and the Americas. Smelters charge the Company for treating the zinc, lead and copper concentrates and also for further refining copper concentrates. Treatment charges vary according to world demand for concentrates and over the last five years zinc concentrate treatment charges have varied by as much as US$20.00 per tonne. The following table outlines the sensitivity to changes in average treatment charges based on production estimates for 2002.

(Cdn$000's)	Sensitivities
Zinc concentrate (US$10.00 per tonne)	6,128
Lead concentrate (US$10.00 per tonne)	151
Copper concentrate (TC US$5.00 per tonne, RC US$0.005 per pound)	333

Financial Results Summary

Net Earnings and Cash Flow - 2001 and 2000

After a non-cash charge to net earnings of $70.3 million for mining property write-downs, the consolidated net loss was $111.1 million ($1.20 per Common Share) for the year ended December 31, 2001, compared with a consolidated net loss of $8.7 million ($0.10 per Common Share) after a non-cash charge of $27.1 million in 2000. Cash outflow from operations (before changes in non-cash working capital items) was $9.4 million ($0.10 per Common Share) in 2001 compared with cash flow of $37.7 million ($0.45 per Common Share) in 2000. The non-cash charge to earnings in 2001 includes an amount of $53.4 million to reduce the carrying value of the Caribou mine to $nil, a reduction of $11.2 million to the carrying value of the Nanisivik mine reflecting the expected realization on the investment and $5.6 million for the carrying value for other exploration and non-producing properties. For the year 2000, the non-cash charge to earnings included $26.4 million to reduce the carrying value of the Caribou mine and $0.7 million for other exploration properties. The revised carrying value of the Caribou mine in 2000 conformed to the new guidelines for mineral resource estimates and property valuations recommended by the Canadian Institute of Mining, Metallurgy and Petroleum and adopted by securities regulatory authorities. The new rules exclude the use of inferred resources for property valuations.

($ millions)	2001	2000
(Loss) Contribution from mining activities	(23.5)	36.8
Other expenses (net of other income)	10.9	12.0
Non-producing property costs	3.2	4.7
Foreign exchange hedging loss	3.2	-
Income and mining taxes	-	1.7
(Loss) Earnings before asset valuation adjustments	(40.8)	18.4
Write-down of properties	70.3	27.1
Net loss	(111.1)	(8.7)
Non-cash expenditures	81.7	46.4
Operating cash flow (before changes in non-cash working capital items)	(9.4)	37.7

Other Expenses (Income)

Other expenses, net of miscellaneous income, were $10.9 million in 2001 compared with $12.0 million in 2000. The $1.1 million decrease, was due to increased investment income of $9.2 million in 2001 which more than offset increases of $0.2 million in general and administrative expenses, $0.4 million in interest and financing costs and an increase of $2.7 million in foreign exchange loss. The Company's debt facilities are denominated in US dollars. In 2001, the weakening of the Canadian dollar against the US dollar from 1.5002 at the end of 2000 to 1.5926 at the end of 2001 resulted in a $4.6 million foreign exchange loss in 2001 compared with a $1.9 million foreign exchange loss in 2000 on translation of this debt to Canadian dollars for financial reporting purposes. Investment and other income amounted to $9.2 million in 2001 compared with $4.9 million in 2000. The $4.3 million increase includes a gain of $8.6 million realized on the liquidation of a portion of the investment portfolio obtained through the Jascan acquisition and other miscellaneous income of $0.6 million.

Other Expenses (Income) ($ millions)	2001	2000
Corporate	7.5	7.3
Interest expense and financing	8.0	7.7
Investment income	(9.2)	(4.9)
Foreign exchange loss	4.6	1.9
Total Other Expenses net of other income	10.9	12.0
Non-producing property costs	3.2	4.7
Income and mining taxes	-	1.7
Total	14.1	18.4

Other Non-producing Property Costs

The costs related to properties being maintained on care and maintenance decreased to $3.2 million in 2001 compared with $4.7 million in 2000. These costs include $0.5 million incurred to place the Langlois mine on temporary care and maintenance, $2.1 million incurred for care and maintenance at the Caribou mine, and $0.6 million incurred for other properties.

Operating Review – 2001 and 2000

Operations

For the year ended December 31, 2001, zinc, copper and gold production is shown in the table below. Total cash costs per pound of payable zinc decreased to US$0.36 per pound from US$0.40 per pound for the same period of 2000.

Operations Summary

	Years ended December 31,	
	2001	2000
Ore Milled (tonnes)	3,311,290	3,028,922
Zinc (%)	7.2	7.7
Concentrate Production		
Zinc (tonnes)	394,982	392,655
Copper (tonnes)	42,138	26,351
Lead (tonnes)	19,799	16,755
Gold (tonnes)	3,389	3,010
Metal in Concentrates		
Zinc (tonnes)	211,544	208,996
Copper (tonnes)	6,932	4,532
Lead (tonnes)	13,174	11,021
Silver (ounces)	2,940,360	2,790,137
Gold (ounces)	38,500	20,289
Minesite Operating Costs		
Per tonne milled (US$)	27.26	27.63

Nanisivik Mine

The Nanisivik mine produced 113.6 million pounds of zinc in 2001 (2000 - 131.0 million pounds) and 539,380 ounces of silver (2000 - 567,707 ounces) from 774,920 tonnes of ore milled (2000 - 811,283 tonnes). Minesite operating costs per tonne of ore milled were $50.33 in 2001 compared with $38.88 and total cash costs in 2001 were US$0.42 per pound of payable zinc compared with US$0.41 per pound of payable zinc in 2000. The increased cost per tonne of ore milled reflects the operating costs of the DMS plant which commenced operating in July 2001 and the additional mining costs for the increase in mined tonnage to feed the DMS plant.
The mine had an operating loss of $20.3 million in 2001 compared with an operating profit of $15.7 million in 2000. Operating cash outflow was $16.0 million on gross sales revenue of $54.5 million in 2001 compared with a cash flow of $19.9 million in 2000 on gross sales revenue of $82.8 million. Capital expenditures in 2001 were $3.9 million compared with $8.2 million in 2000.

Production Statistics	Year Ended December 31,	
	2001	2000
Ore Milled (tonnes)	774,920	811,283
Zinc (%)	6.9	7.6
Silver (grams/tonne)	30	30
Concentrate Production		
Zinc (tonnes)	90,979	102,762
Recovery (%)	95.7	96.2
Grade (%)	56.6	57.8
Metal in Concentrate		
Zinc (tonnes)	51,512	59,399
Silver (ounces)	539,380	567,707
Minesite Operating Costs		
Per tonne milled (Cdn$)	50.33	38.88
Total Cash Costs		
Per pound payable zinc (US$)	0.42	0.41

Bougrine Mine

The Bougrine mine produced 83.4 million pounds of zinc in 2001 (2000 - 84.4 million pounds) and 14.2 million pounds of lead (2000 - 13.7 million pounds) from 411,052 tonnes of ore milled (2000 - 422,120 tonnes). Minesite operating costs per tonne of ore milled were US$28.82 in 2001 compared with US$27.49 and total cash costs in 2001 were US$0.33 per pound of payable zinc compared with US$0.37 per pound of payable zinc in 2000.
The mine had an operating loss of $3.5 million in 2001 compared with an operating profit of $9.0 million in 2000. Operating cash flow was $6.0 million on gross sales revenue of $49.7 million in 2001 compared with $16.6 million in 2000 on gross sales revenue of $58.9 million. Capital expenditures in 2001 were $3.0 million compared with $6.4 million in 2000.

Production Statistics	Year Ended December 31,	
	2001	2000
Ore Milled (tonnes)	411,052	422,120
Zinc (%)	11.5	11.3
Lead (%)	2.1	1.9
Concentrate Production		
Zinc (tonnes)	69,724	72,246
Recovery (%)	80.2	80.4
Grade (%)	54.3	53.0
Lead (tonnes)	9,869	9,418
Recovery (%)	76.3	76.4
Grade (%)	65.1	66.0
Metal in Concentrates		
Zinc (tonnes)	37,832	38,303
Lead (tonnes)	6,424	6,215
Minesite Operating Costs		
Per tonne milled (US$)	28.82	27.49

Production Statistics	Year Ended December 31,	
	2001	2000
Zinc (tonnes)	65,405	64.356
Recovery (%)	89.9	89.4
Grade (%)	49.8	48.5
Gold (tonnes)	3,389	3,010
Recovery (%)	52.7	51.8
Grade (grams/tonne)	92	64
Metal in Concentrates		
Zinc (tonnes)	32,565	31,226
Gold (ounces)	10,023	6,232
Silver (ounces)	333,228	166,568
Minesite Operating Costs		
Per tonne milled (US$)	25.08	26.94
Total Cash Costs		
Per pound payable zinc (US$)	0.35	0.44

Langlois Mine

The Langlois mine was acquired effective May 1, 2000. The mine produced 32.0 million pounds of zinc and 1.0 million pounds of copper before operations were temporarily suspended in November 2000 due to low metal prices and problems with the ore pass system. Prior to the closure, the mine was operating at a production level significantly less than required to operate the mine economically. Delineation drilling of Zone 97 after the acquisition significantly increased mineral reserves and grades from the Company's previous estimates. A feasibility study for reopening the mine was completed in August 2001. The Langlois mine incurred an operating loss of $41,000 during the period May 1 to September 30, 2000. In addition, care and maintenance costs of $0.5 million were incurred during 2001 compared with $1.0 million during 2000. These costs were charged to earnings and included in non-producing property costs. The mine used $nil of operating cash during 2001 compared with $0.6 million during 2000. Capital expenditures were $4.1 million in 2001compared with $1.0 million in 2000.

Caribou Mine

The Caribou mine remained on care and maintenance during 2001. The non-cash charge to earnings in 2001 includes an amount of $53.4 million to reduce the carrying value of the Caribou mine to $nil. For the year 2000, the non-cash charge to earnings included $26.4 million to reduce the carrying value of the Caribou mine. The revised carrying value of the Caribou mine in 2000 conformed to new guidelines for mineral resource estimates and property valuations recommended by the Canadian Institute of Mining, Metallurgy and Petroleum and adopted by securities regulatory authorities. The new rules exclude the use of inferred resources for property valuations.
In addition, costs of $2.1 million were incurred in 2001 for care and maintenance compared with $2.3 million during 2000. These costs are included as non-producing property costs.

Liquidity and Financial Position Review

Liquidity

As at December 31, 2001, the Company's total borrowings were $80.4 million, down from $90.3 million at the end of 2000.

In November 2001, the Company completed a refinancing agreement whereby the existing Term Credit Facility was increased by US$6.5 million (the "Supplemental Term Facility"). Under the agreement, Dundee Bancorp Inc., ("Dundee"), a significant shareholder of the Company agreed to post a letter of credit to support the Supplemental Term Facility. Under the agreement a revolving one-year US$45 million credit facility (the "Revolver"), due to expire in May 2002, was extended to January 2, 2003 and compliance with existing financial covenants will be waived until that time.

Working Capital

Working capital at the end of 2001 was $5.0 million compared with $23.9 million at the end of 2000. Cash and cash equivalents were $3.3 million at the end of 2001 compared with $4.7 million at the end of 2000. This amount represents the normal working cash balance, which is maintained by varying the amount drawn under the Revolver.

Current Assets

Current assets decreased to $96.0 million in 2001 from $134.5 million at the end of 2000. Accounts receivable for concentrate sales decreased by $8.5 million while the concentrate and supplies inventories decreased by $14.2 million and $0.9 million, respectively. Miscellaneous receivables for activities unrelated to concentrate sales decreased to $6.3 million in 2001, an $8.6 million decrease from 2000. This decrease is due to insurance claims of $4.6 million in 2000, which were received in 2001 and tax receivables of $3.2 million relating to the Jascan acquisition which were settled in 2001. Short-term investments decreased by $4.2 million.

Current Liabilities

Current liabilities decreased to $90.9 million at the end of 2001, from $110.6 million at the end of 2000. Accounts payable and accrued liabilities increased by $13.8 million in 2001. The increase is primarily due to the Company's inability to generate sufficient cash flow to pay suppliers for supplies delivered to the Nanisivik mine during the summer of 2001. Arrangements have been made for payment over a set period of time in 2002. Provisional payments for concentrate inventory shipped and not priced decreased by $7.4 million in 2001. These provisional payments represent contractual payments for concentrates shipped to customers but not yet recognized as sales.

Long-term Liabilities

Long-term debt at the end of 2001 was $46.4 million compared with $30.8 million at the end of 2000. The increase includes $3.8 million drawn under the Supplemental Term Facility and $3.9 million concentrate prepayments due in 2003. The $1.4 million deferred hedge contract liability assumed on the purchase of the Québec mines in 2000 will expire in 2001 and is therefore included in current liabilities in 2001.
There is no change to the reclamation and closure cost accruals for 2001.

Uses of Cash

Cash used for investing activities in 2001 was $20.7 million compared with $96.7 million in 2000. This $76.0 million decrease reflects lower capital expenditures of $13.0 million at the mines and the $63.5 million invested in 2000 to purchase the Québec mines.

Equity

During 2001, the Company issued 809,000 Common shares under the employee share purchase plan for $702,000 and 1,000,000 Common shares for $200,000 under the employee share bonus plan.
In November 2000, the Company completed the acquisition of Jascan. As part of the transaction, the Company issued 9,491,162 Common Shares with an ascribed value of $1.75 per Common Share or an aggregate value of $16.6 million. In December 2000, the Company issued 488,000 flow-through Common Shares by private placement at $2.05 per Common Share to fund exploration expenditures during 2001.
Shareholders' equity as at December 31, 2001 was $98.6 million compared with $201.9 million as at December 31, 2000 reflecting the significant write-down of assets recognized in 2001. At the end of 2001, the Company had issued and outstanding Common Shares of approximately 93.8 million compared with 92.0 million at the end of 2000.

prices, the benefit of these acquisitions and improvements will be reflected in improved financial performance and shareholder value.

Looking ahead, the Company has several growth opportunities from projects currently owned. These include expansion of production at the El Toqui mine and the reopening of the Langlois mine in the near term and, price permitting, the Caribou mine.